Exhibit 99.B(m)(2)(b)

Exhibit A

Victory Portfolios II

CLASS C MASTER DISTRIBUTION PLAN

As Amended May 21, 2015

The Class C Master Distribution Plan has been adopted with respect to the following Funds:

Fund		Rate*
1.	Victory CEMP Market Neutral Income Fund	1.00	%**
2.	Victory CEMP US 500 Enhanced Volatility Wtd Index Fund	1.00	%**

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

** Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

Current as of December 5, 2017